Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement on Form S-3 of WageWorks, Inc. of our report dated November 1, 2016, relating to the statements of assets to be acquired and liabilities to be assumed of the ADP COBRA/CHSA Business as of June 30, 2015 and 2016 and the related statements of revenues and direct expenses for each of the three years in the period ended June 30, 2016 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph indicating the abbreviated financial statements are not intended to be a complete presentation of the financial position or results of operations of the Business ) appearing in the Current Report on Form 8-K/A of WageWorks, Inc. dated February 3, 2017, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

New York, New York

June 19, 2017